Exhibit 99.B(d)(82)

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT FOR THE SEI
INSTITUTIONAL INVESTMENTS TRUST

THIS AMENDMENT to the Investment Sub-Advisory Agreement for the SEI Institutional Investments Trust between Metlife Investment Management, LLC (the “Sub-Adviser”) and SEI Investments Management Corporation, a Delaware corporation (the “Adviser”), is made effective as of the 11 day of September, 2019.

WHEREAS, the Sub-Adviser and the Adviser previously entered into an Investment Sub-Advisory Agreement dated as of September 15, 2017, as amended June 26, 2018 (the “Agreement”); and

WHEREAS, the parties desire to amend the Agreement to clarify rights with respect to use of Sub-Adviser’s Name.

NOW, THEREFORE, the parties to this Amendment, intending to be legally bound, agree as follows:

1.           Unless otherwise defined herein, capitalized terms shall have the meaning set forth in the Agreement.

2.           Unless otherwise set forth herein, all provisions of the Agreement shall remain in effect.

3.           Schedule B to the Agreement is hereby deleted and replaced with the Schedule B attached hereto Attachment 1.

4.           The following paragraph is hereby added to the Agreement:

16.       Use of Name. The Sub-Adviser consents to the use of its legal name or trade name in analytical reports and materials, regulatory materials, marketing pieces and advertising materials developed by the Adviser or an affiliate thereof for use in any of its service offerings. Nothing in this paragraph shall be deemed to grant the Adviser or its affiliates any right in or license to any trademark, trade name or logo that is proprietary to the Sub-Adviser.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Agreement to be executed by their officers designated below as of the day and year first written above.

SEI Investments Management Corporation	Metlife Investment Management, LLC

By:	By:

/s/ William T. Lawrence	/s/ Jude T. Driscoll

Name:	Name:

William T. Lawrence	Jude T. Driscoll

Title:	Title:

Vice President	Executive Vice President

Attachment 1

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
Metlife Investment Management, LLC

Dated September 15, 2017, as amended June 26, 2018 and September 11, 2019

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

Long Duration Corporate Bond Fund

[Redacted]

Limited Duration Bond Fund

[Redacted]

Ultra Short Duration Bond Fund

The fee schedule below will be applied to the sum of the average daily value of the Assets of the SEI Institutional Investments Trust Ultra Short Duration Bond Fund and the average daily value of the Assets of any other ultra short duration SEI mutual fund or account (each an “Ultra Short Duration Bond Fund”, collectively the “Ultra Short Duration Bond Funds”) to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services. Each Ultra Short Duration Bond Fund will be responsible for its pro rata portion of the total fee detelinined pursuant to this paragraph based on the relative values of the average daily Assets of the Ultra Short Duration Bond Funds managed by Sub-Adviser (as set forth below).

[Redacted]

As of the effective date of this Schedule B the Ultra Short Duration Bond Funds are as follows:

•   SEI Institutional Investments Trust Ultra Short Duration Bond Fund; and

•   SEI Daily Income Trust Ultra Short Duration Bond Fund.

Intermediate Duration Credit Fund

[Redacted]

Core Fixed Income Fund

[Redacted]